Exhibit 99.2 Fiscal Q4 2022 Earnings Presentation November 8, 2022 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macro-economic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021, and our Form 6-K furnished for the first quarter of fiscal 2022 on February 14, 2022, for the second quarter of fiscal 2022 on May 24, 2022, and for the third quarter of fiscal 2022 on August 15, 2022. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated November 8, 2022 with respect to earnings for fiscal Q4 2022. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2023 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 2

Today’s Speakers



Shuky Sheffer

President &
Chief Executive Officer



Tamar Rapaport-Dagim

Chief Financial Officer &
Chief Operating Officer

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Earnings call agenda Strategy & Business Performance Update 1 Shuky Sheffer, President & Chief Executive Officer Financial Review & FY2023 Outlook 2 Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer Q&A 3 Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 4

Shuky Sheffer

President & Chief Executive Officer

Strategy and Business Performance Update

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A huge thank you to our employees

FY22: landmark year for the company

We delivered accelerated and profitable growth while **playing a major role** in serving the **mission-critical needs** and **strategic requirements** of the global communications and media industry

None of this would have been possible **without the dedication and commitment of our globally diverse and talented employees**



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Record annual financial performance

Strong fiscal 2022 financial performance with solid Q4 results, in line with our guidance, despite FX headwinds throughout the quarter

Revenue

Record $4,577m

Up 10.3% YoY[(1)(2)]

Consistent with the **high-end of our outlook of 6-10%[(1)(2)]** provided at the start of the year

12-month backlog

Record $3.97B

Up 7.6% YoY

Reflecting **healthy sales momentum**

Non-GAAP EPS[(3)]

Record $5.30

Up 12.1% YoY[(1)(3)]

Supported by **Accelerated and profitable growth**

Free cash flow[(3)]

$665m

102% earning to cash conversion

>100% returned to shareholders via share repurchases and dividends

1. Pro forma. excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

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FY22 Operational Highlights

Growth(1)(2) in all 3 operating regions

Record year in North America:

(i) Progressing on major transformation projects

AT&T T Mobile

(ii) Extended activities with many customers

Charter Communications verizon ROGERS COMCAST dish Bell Canada

Further expanded in Europe and RoW; won strategic awards

Longstanding Customers	New
vodafone, Globe, A1, XL, PLDT	PPF, vodacom, Azercell

Unrivalled execution



FY 2020
FY 2021
FY 2022

Major project go-lives in Q4

verizon	Three.co.uk	Charter Communications
Enterprise catalog	B2B and B2C Digital transformation	Migration to Amdocs CES

vivo	XL
Transformation	Digital transformation

Technological leadership

Record R&D spend

>30 accounts on latest CES 20+ suite

- Rapid cadence
- Microservices based
- Cloud native, cloud agnostic
- Recognized by industry analysts

Added capabilities though strategic M&A

DevOpsGroup	Strengthened **cloud consulting** expertise
roam	Expanded **digital experience** capabilities
mycomosi	**Assurance capabilities** to **network automation portfolio**; *expected to close by end of FY Q1*

1. Pro forma. excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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Committed to making a positive impact 1 example out of dozens CSR activities Corporate social responsibility is tightly interwoven with our Enable the rollout of Winity’s 4G and 5G networks across remote strategic business focus communities in Brazil at Amdocs and bringing connectivity to more will continue to be so than 600 small municipalities in fiscal 2023 and beyond to help close the gap in the digital divide IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2022 22 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 9

Progress in Strategic Domains Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises business value wins Migrate Amdocs systems from Enable quick adoption of latest 5G innovations, provide Cloud on-premises to the cloud flexibility & capacity growth, facilitating new business models as Mexico AT&T Mexico’s network evolves Move Amdocs services and End to end cloud applications to Rogers' private Provide flexibility & capacity growth platforms and services cloud Implement Amdocs’ AI and Unlock business insights for improved customer experience Digital transformation Data Platform on the cloud Creating seamless digital Reduce costs & deliver faster time to market for new services, BSS and cloud-native OSS Hispanoamerica modules on the public cloud advanced digital capabilities & an improved customer experience experiences by transforming (Argentina, Chile, Peru) IT operations Modernize BSS and OSS Improve time-to-market for new products and services while infrastructure with a cloud- increasing efficiency by digitizing and streamlining processes native platform Deployment of CatalogONE, Designed to rapidly create and launch new 5G service offerings 5G monetization cloud-native platform 2 tier-one operators Enable rapid time to market and the monetization of innovative new Monetization of new 5G services Amdocs Charging in North America services and use cases across standalone 5G networks and beyond Managed services Optimize experience for SES’s customers Network automation (O3b mPOWER satellite constellation) (Multi-orbit satellites operator) Delivering dynamic connected experiences with real-time, Build a private network for the Enable secure adoption of latest 5G innovations Brazilian government automated networks Preferred Fulfillment Partner of the Year award Media Digital content agreement for Provide subscribers with personalized content experiences Positive customer FiberTV viewers Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 10 momentum at Vubiquity

FY23 Outlook: Expect revenue growth in line with our 6%-10%[(1)] long term target

While Amdocs and our global customers are **not immune to macroeconomic cycles**, we are **confident in our unique** and relatively **resilient business model:**

Highly recurring revenue with **multi-year engagements**

Supporting **mission-critical systems**

Rich pipeline of opportunities as a **key technology enabler**

As **trusted long-term partner**, we remain **committed** to helping our customers address the complex macro-economic situation;
We bring highly relevant capabilities in digital, cloud and automation

Our added value

- Improved customer experience
- Accelerated cost reduction
- Increased efficiency

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

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FY23 Outlook: Expect revenue growth in all operating regions with improved profitability and robust cash flow generation A B YoY growth % margin Non-GAAP Consistent with our long-term guidance (1) − Revenue EBIT Driven by growth across all operating − (2) compared to FY22 Margin regions with Europe and Rest of World accelerate as recent awards continue to ramp-up C D earning to cash flow YoY growth Free cash Non-GAAP , in line with Driven by growth and improved (2) (2) profitability flow EPS historical performance Majority of which we plan to return to shareholders We are positioned to deliver double-digit expected total (3) shareholder returns for the third straight year in 2023 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2022 22 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 12 12 3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2023E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.435 as of share price on 11/8/22

Tamar Rapaport-Dagim

Chief Financial Officer
& Chief Operating Officer

Financial Update & Outlook

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Q4 2022 Results Q4 2022 Revenue vs. Guidance $ Millions Q4 Revenue Despite $9M foreign currency $1,167 million headwind vs guidance (2) +7.3% YoY, +9.5% constant currency Slightly above guidance midpoint $1,167 $1,165 ($1,145M - $1,185M) (3) Q4 Non-GAAP Operating Margin Original Q4F22 Q4F22A Guidance (midpoint) 17.6%, +10bps YoY Above midpoint of annual target revenue, +7.3% YoY as reported range of 17.2% - 17.8%, and (2) Q4 2022 Revenue by Region and YoY constant currency stable QoQ $ Millions quarter in North America Q4 GAAP Diluted EPS non-GAAP operating margin $1.05 Rest of World while accelerating R&D investments ~$226 Higher-end of guidance ($0.98 - $1.06) North Europe America ~$146 (3) ~$794 Q4 Non-GAAP Diluted EPS 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. $1.29 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Midpoint of guidance 3. Non-GAAP. See reconciliation tables in appendix ($1.26 - $1.32) Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 14 14 Confidential Information of Amdocs

Full Year Fiscal 2022 Highlights

Record revenue, +6.7% YoY as reported and ***+10.3% YoY*** pro forma[1] constant currency[2]

Consistent non-GAAP[3] operating margin: ***17.6%, +10 bps YoY in FY2022***

Record non-GAAP[3] diluted EPS: ***$5.30, +12.1% YoY*** pro forma[1]

Very strong growth in North America, both at ***top two*** customers and the ***broader*** region

Europe grew[1][2] on ramp-up of new project activities

Growth in ***Southeast Asia*** and ***Latin America***

6 of top 10 customers located outside North America in FY2022

Number of countries with over ***$40M*** annual revenue has almost ***doubled*** in the last decade

Revenue Growth

Y/Y% growth constant currency[2]

FY2021 & FY2022 are pro forma[1] constant currency[2]



7.0%
10.3%
FY2021[1][2]
FY2022[1][2]
Initial guidance midpoint ~8% YoY

Non-GAAP[3] EPS Y/Y % Growth

FY2021 & FY2022 are pro forma[1]



9.8%
12.1%
FY2021
FY2022
Initial guidance midpoint ~10% YoY

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

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12-Month Backlog Record Quarterly 12-Month Backlog in Q4F22 12-month backlog growth has accelerated $ Billions $3.97 $3.95 year-over-year over the past several quarters $3.89 $3.83 Record-high level as of $3.69 September 30, 2022 (1)~ +7.6% (1) YoY $3.59 ~ +7.6% YoY, +$20M QoQ (1) (1) Q3F21 Q4F21 Q1F22 Q2F22 Q3F22 Q4F22 Leading Indicator 12-month backlog includes: • Anticipated revenue related to contracts • Estimated revenue from managed services contracts 12-month backlog • Letters of intent typically covers ~80% of • Maintenance forward 12-month revenue• Estimated ongoing support activities Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 16 16 Confidential Information of Amdocs

Leading Indicators & Business Model Resiliency

Managed Services

~$715M

~ +12.1% YoY

~61% of total revenue

Close to 100% managed services contract renewals

Managed Services Revenue: Q4 2022

$ Millions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects



$638
$715
~ +12%
YoY
Q4F21
Q4F22

Charter COMMUNICATIONS — Expanded managed services agreement, providing ongoing support for Charter's growth of Spectrum mobile.

Telefónica — Multi-year agreement to deploy new BSS and cloud-native OSS modules on public cloud in Argentina, Chile and Peru

SES — Multi-year agreement provides anomaly detection, monitoring, diagnostics, and remediation across SES's new satellite communications system.

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Balance Sheet & Cash Flow

Normalized free cash flow[2] of ***$665 million*** in FY2022, ***beating*** guidance of $650 million

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. $650M senior note, maturing June 2030
2. Non-GAAP. See reconciliation tables in appendix

DSO's

74 days

+1 days YoY and -8 days QoQ

DSO's may fluctuate from quarter to quarter

Deferred revenue > unbilled

-$7 million YoY

Deferred revenue: -$23M YoY
Unbilled receivables: -$16M YoY

Items fluctuate from quarter to quarter in line with normal business activities.

Q4 2022 Free cash flow[2] bridge

Reported FCF vs. Normalized FCF, $ Millions



$217
$82
$135
$41
$176
Cashflow from Operations
Net capex
Reported FCF
Israel Campus & Other
Normalized FCF

*Figures may not sum due to rounding

Liquidity: Cash + Credit Facility

$1.3 billion

Ample liquidity including available $500M revolving credit facility

Baa2 Moody's

BBB S&P

Remain committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of September 30, 2022



Credit Facility
Cash
$500
~$818
$650
Liquidity
Debt (1)

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Disciplined Capital Allocation

Expected free cash flow[1] (FCF) outlook of ***$700M*** in FY2023, equating to ~100% cash conversion

~7% free cash flow yield[2]

Expects to return the ***majority*** of free cash flow to shareholders in FY2023

1. Non-GAAP. See appendix tables for reconciliation of normalized FCF
2. Yield = expected reported free cash flow of $700M in FY2023 as a percentage of Amdocs' market capitalization as of November 8, 2022
3. Expected FY2023 FCF on a reported basis; normalized FCF disclosure to be discontinued

Q4 2022 Cash Returned to Shareholders

$ Millions



Dividends, $48
Share repurchases, $108

As of September 30, roughly **$0.5B** of share repurchase authorization capacity remained

Dividend Growth

Board authorized new quarterly dividend payment:

43.5 cents, +10%

New payment subject to shareholder approval at Amdocs annual meeting in January 2023

Normalized FCF[1] : Three-year historical trend and FY2023E outlook



% Normalized FCF(1)/ Non-GAAP Net Income(1)
88%
140%
102%
100%
100%
% of Normalized FCF Returned to Shareholders
100%
99%
104%
FY2023E guidance: return majority
Normalized FCF(1) ($M)
$527
$869
$665
$700
FY2020
FY2021
FY2022
FY2023E(3) (Guidance)

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FY2023 Outlook

Revenue growth of ***~6%-10% YoY***[4] in FY2023E, including ***~60bps*** from MYCOM OSI[5]

Non-GAAP operating margin target ***raised*** to new and improved range of ***17.5% - 18.1%***

Targeting ***double-digit*** expected total shareholder returns for the ***third*** year running

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2023E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.435 as of share price on 11/8/22
4. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
5. Subject to certain regulatory approvals the acquisition is expected to close before the end of the first quarter fiscal 2023

Revenue Growth

YoY% Growth Constant Currency[4]

FY21 and FY22 revenue is pro forma[1] constant currency[4]



4.1%
2.4%
7.0%
10.3%
10.0%
6.0%
Expect midpoint of ~6%-10% YoY guidance
FY2019
FY2020
FY2021 (1)(4)
FY2022 (1)(4)
FY2023E (4)

Total Shareholder Return[3]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]



~12%*
8.6%
5.3%
11.7%
14.1%
12.0%
6.9%
3.0%
9.8%
12.1%
8.0%
1.7%
2.3%
1.9%
2.0%
~2.0%
Expect midpoint of ~8%-12% YoY guidance
FY2019
FY2020
FY2021 (1)
FY2022 (1)
FY2023E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

**Non-GAAP EPS growth of 10%, plus ~2% dividend yield*

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Q&A Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 21 21

Q1 Fiscal 2023 Outlook $1,155 - $1,195 million Revenue GAAP EPS $1.00 - $1.08 (1) Non-GAAP EPS $1.29 - $1.35 Share Count 122 million Above high-end of annual Effective Tax Rate (1) Non-GAAP target range of 13%-17% Full Year Fiscal 2023 Outlook Firmly positioned to deliver Revenue growth 4.0% - 8.0% double-digit total As reported shareholder returns for the Revenue growth 6.0% - 10.0% (2) Constant currency third year running GAAP EPS growth 3.0% - 10.0% (1) Non-GAAP EPS growth 8.0% - 12.0% Operating Margin 1. Non-GAAP. See reconciliation tables in appendix 17.5%-18.1% (1) Non-GAAP 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Effective Tax Rate 13.0%-17.0% (1) Non-GAAP (1) Free cash flow $700 million Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 23 23 Confidential Information of Amdocs

Appendix Reconciliation Tables Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 24 24

Reconciliation Tables

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
c) The amounts under "Purchase of property and equipment, net" include proceeds from sale of property and equipment of $521 and $328 for the Fiscal years ended September 30, 2022 and 2021, respectively.

AMDOCS LIMITED
Selected Financial Metrics
(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,	
	2022	2021	2022	2021[a]
Revenue	$ 1,166,504	$ 1,087,309	$ 4,576,697	$ 4,288,640
Non-GAAP operating income	205,337	190,195	804,894	750,665
Non-GAAP net income	157,548	147,470	655,147	621,820
Non-GAAP diluted earnings per share	$ 1.29	$ 1.16	$ 5.30	$ 4.81
Diluted weighted average number of shares outstanding	122,320	126,820	123,650	129,284

Free Cash Flows and Normalized Free Cash Flow
(In thousands)

	Three months ended September 30,		Fiscal year ended September 30,	
	2022	2021	2022	2021[a]
Net Cash Provided by Operating Activities	$ 216,919	$ 199,713	$ 756,719	$ 925,807
Purchases of property and equipment, net [c]	(81,819)	(60,873)	(227,219)	(210,438)
Free Cash Flow	135,100	138,840	529,500	715,369
Tax payment on sale of business[b]	-	809	3,193	39,596
Payments of acquisition related liabilities	1,925	-	16,275	13,234
Net capital expenditures related to the new campus development	38,683	32,801	116,359	100,680
Normalized Free Cash Flow	$ 175,708	$ 172,450	$ 665,327	$ 868,879

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Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Three months ended September 30, 2022						
		Reconciliation items					
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 751,358	$ -	$ (8,356)	$ 3,294	$ -	$ -	$ 746,296
Research and development	96,218		(1,538)				94,680
Selling, general and administrative	129,404		(9,213)				120,191
Amortization of purchased intangible assets and other	17,838	(17,838)					-
Total operating expenses	994,818	(17,838)	(19,107)	3,294	-	-	961,167
Operating income	171,686	17,838	19,107	(3,294)			205,337
Interest and other expense, net	(7,399)				400		(6,999)
Income taxes	35,351					5,439	40,790
Net income	$ 128,936	$ 17,838	$ 19,107	$ (3,294)	$ 400	$ (5,439)	$ 157,548

	Three months ended September 30, 2021						
		Reconciliation items					
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 707,366	$ -	$ (6,148)	$ (3,285)	$ -	$ -	$ 697,933
Research and development	81,324	-	(1,145)	-	-	-	80,179
Selling, general and administrative	126,015	-	(7,013)	-	-	-	119,002
Amortization of purchased intangible assets and other	18,274	(18,274)	-	-	-	-	-
Total operating expenses	932,979	(18,274)	(14,306)	(3,285)	-	-	897,114
Operating income	154,330	18,274	14,306	3,285	-	-	190,195
Interest and other expense, net	(1,099)	-	-	-	(4,360)	-	(5,459)
Income taxes	29,706	-	-	-	-	7,560	37,266
Net income	$ 123,525	$ 18,274	$ 14,306	$ 3,285	$ (4,360)	$ (7,560)	$ 147,470

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
c) The amounts under "Purchase of property and equipment, net" include proceeds from sale of property and equipment of $521 and $328 for the Fiscal years ended September 30, 2022 and 2021, respectively.

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Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

Fiscal year ended September 30, 2022

	GAAP	Reconciliation items: Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 2,957,547	$ -	$ (32,096)	$ 2,785	$ -	$ -	$ -	$ 2,928,236
Research and development	354,706		(5,631)					349,075
Selling, general and administrative	528,572		(34,080)					494,492
Amortization of purchased intangible assets and other	71,075	(71,075)						-
Total operating expenses	3,911,900	(71,075)	(71,807)	2,785	-		-	3,771,803
Operating income	664,797	71,075	71,807	(2,785)	-			804,894
Interest and other expense, net	(26,391)					(1,605)		(27,996)
Gain from sale of a business	10,000				(10,000)			-
Income taxes	98,905						22,846	121,751
Net income	$ 549,501	$ 71,075	$ 71,807	$ (2,785)	$ (10,000)	$ (1,605)	$ (22,846)	$ 655,147

Fiscal year ended September 30, 2021[a]

	GAAP	Reconciliation items: Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 2,810,967	$ -	$ (22,691)	$ (18,939)	$ -	$ -	$ -	$ 2,769,337
Research and development	312,941	-	(4,021)	-	-	-	-	308,920
Selling, general and administrative	487,255	-	(27,537)	-	-	-	-	459,718
Amortization of purchased intangible assets and other	78,784	(78,784)	-	-	-	-	-	-
Total operating expenses	3,689,947	(78,784)	(54,249)	(18,939)	-	-	-	3,537,975
Operating income	598,693	78,784	54,249	18,939	-	-	-	750,665
Interest and other expense, net	(10,797)	-	-	-	-	(5,046)	-	(15,843)
Gain from sale of a business	226,410	-	-	-	(226,410)	-	-	-
Income taxes	125,932	-	-	-	-	-	(12,930)	113,002
Net income	$ 688,374	$ 78,784	$ 54,249	$ 18,939	$ (226,410)	$ (5,046)	$ 12,930	$ 621,820

a) Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
b) Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
c) The amounts under "Purchase of property and equipment, net" include proceeds from sale of property and equipment of $521 and $328 for the Fiscal years ended September 30, 2022 and 2021, respectively.

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